SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 May 2023
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 03 May 2023 re: 2023 Q1 Interim Management Statement

Lloyds Banking Group plc

Q1 2023 Interim Management Statement

3 May 2023

RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2023

“The Group has delivered a solid financial performance in the first quarter of 2023, with strong net income and capital generation, alongside resilient observed asset quality.

The macroeconomic outlook remains uncertain. We know that this is challenging for many people. Our purpose driven strategy, alongside our financial strength, means we can continue to support our customers across the country, helping Britain prosper. We are also making good progress on our ambitious plans to transform the Group. Our experience over the last year reinforces our belief that continued strategic delivery will create a more sustainable business and deliver increased returns for our shareholders in the medium to longer-term.”

 Charlie Nunn, Group Chief Executive

Robust business performance, supporting continued strong capital generation

●
Statutory profit after tax of £1.6 billion (three months to 31 March 2022: £1.1 billion), with higher net income, partly offset by expected higher operating costs. Strong return on tangible equity of 19.1 per cent

●
Net income of £4.7 billion, up 15 per cent, reflecting ongoing recovery and the higher rate environment

●
Underlying net interest income up 20 per cent, primarily driven by a stronger banking net interest margin of 3.22 per cent in the three months to 31 March 2023, stable on the fourth quarter of 2022, and increased average interest-earning assets

●
Other income of £1.3 billion, 6 per cent higher, reflecting continued recovery

●
Operating costs of £2.2 billion, up 5 per cent compared to the prior year, based on higher planned strategic investment, cost of new businesses and inflationary effects. Low remediation charge of £19 million

●
Underlying profit before impairment up 28 per cent to £2.5 billion, largely driven by strong net income growth

●
Asset quality remains resilient and the portfolio is well-positioned in the context of cost of living pressures. Underlying impairment charge of £0.2 billion and asset quality ratio of 22 basis points continue to reflect robust observed credit trends

●
Loans and advances to customers at £452.3 billion, down £2.6 billion in the first three months of 2023, including the £2.5 billion legacy mortgage portfolio exit, an additional reduction of £0.6 billion in the open mortgage book and repayments of government-backed lending in Commercial Banking, partly offset by growth in other Retail lending

●
Customer deposits of £473.1 billion down £2.2 billion in the first three months of 2023, including a reduction in Retail current account balances of £3.5 billion, partly driven by seasonal customer outflows, including tax payments, higher spend and a more competitive market. This was partly offset by Commercial Banking deposit increases of £2.7 billion, including both targeted growth in Corporate and Institutional Banking and some short term placements

●
Loan to deposit ratio of 96 per cent continues to provide robust funding and liquidity, alongside potential for growth

●
Strong and stable liquid asset portfolio with all assets hedged for interest rate risk

●
Strong capital generation of 52 basis points, based on positive banking performance. Includes the accelerated full year £800 million payment of fixed pension contributions for 2023

●
CET1 ratio of 14.1 per cent, after 21 basis points for ordinary dividend accrual and 18 basis points for the Tusker acquisition, remaining ahead of the ongoing target of c.12.5 per cent, plus a management buffer of c.1 per cent

Financial guidance maintained, delivering higher, more sustainable returns

Based on our purpose driven strategy and business model, as well as our current macroeconomic assumptions, for 2023 the Group continues to expect:

●
Banking net interest margin to be greater than 305 basis points

●
Operating costs to be c.£9.1 billion

●
Asset quality ratio to be c.30 basis points

●
Return on tangible equity to be c.13 per cent

●
Capital generation to be c.175 basis points1

1
Excluding capital distributions. Inclusive of dividends received from the Insurance business.

INCOME STATEMENT – UNDERLYING BASISA AND KEY BALANCE SHEET METRICS

	Three months ended 31 Mar 2023 £m	Three months ended 31 Mar 2022 £m	Change %	Three months ended 31 Dec 2022 £m	Change %

Underlying net interest income	3,535	2,945	20	3,643	(3)
Underlying other income1	1,257	1,182	6	1,128	11
Operating lease depreciation	(140)	(94)	(49)	(78)	(79)
Net income	4,652	4,033	15	4,693	(1)
Operating costs1	(2,170)	(2,059)	(5)	(2,356)	8
Remediation	(19)	(52)	63	(166)	89
Total costs	(2,189)	(2,111)	(4)	(2,522)	13
Underlying profit before impairment	2,463	1,922	28	2,171	13
Underlying impairment charge	(243)	(177)	(37)	(465)	48
Underlying profit	2,220	1,745	27	1,706	30
Restructuring	(12)	(24)	50	(11)	(9)
Volatility and other items1	52	(177)		(638)
Statutory profit before tax	2,260	1,544	46	1,057
Tax expense1	(619)	(399)	(55)	(75)
Statutory profit after tax	1,641	1,145	43	982	67

Earnings per share1	2.3p	1.4p	0.9p	1.3p	1.0p
Banking net interest marginA	3.22%	2.68%	54bp	3.22%
Average interest-earning banking assetsA	£454.2bn	£448.0bn	1	£453.8bn
Cost:income ratioA,1	47.1%	52.3%	(5.2)pp	53.7%	(6.6)pp
Asset quality ratioA	0.22%	0.16%	6bp	0.38%	(16)bp
Return on tangible equityA,1	19.1%	10.7%	8.4pp	11.0%	8.1pp

A
See page 1.

1
2022 comparatives have been restated to reflect the impact of IFRS 17. See page 1.

	At 31 Mar 2023	At 31 Mar 2022	At	Change %	At 31 Dec 2022	Change %

Loans and advances to customers	£452.3bn	£451.8bn			£454.9bn	(1)
Customer deposits	£473.1bn	£481.1bn		(2)	£475.3bn
Loan to deposit ratioA	96%	94%		2pp	96%
CET1 ratio	14.1%	14.2%		(0.1)pp	15.1%	(1.0)pp
Pro forma CET1 ratioA,1	14.1%	14.2%		(0.1)pp	14.1%
Total capital ratio	19.9%	18.9%		1.0pp	19.7%	0.2pp
MREL ratio	32.1%	31.6%		0.5pp	31.7%	0.4pp
UK leverage ratio	5.6%	5.2%		0.4pp	5.6%
Risk-weighted assets	£210.9bn	£210.2bn			£210.9bn
Wholesale funding	£101.1bn	£100.0bn		1	£100.3bn	1
Liquidity coverage ratio2	143%	138%		5pp	144%	(1)pp
Net stable funding ratio3	129%				130%	(1)pp
Tangible net assets per shareA,4	49.6p	53.7p		(4.1)p	46.5p	3.1p

1
31 December 2022 reflects the dividend received from the Insurance business in February 2023 and the full impact of the announced share buyback, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2023.

2
The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

3
Net stable funding ratio is disclosed for the first time and is based on an average of the four previous quarters.

4
2022 comparatives have been restated to reflect the impact of IFRS 17. See page 1.

QUARTERLY INFORMATIONA

	Quarter ended 31 Mar 2023 £m	Quarter ended 31 Dec 2022 £m	Quarter ended 30 Sep 2022 £m	Quarter ended 30 Jun 2022 £m	Quarter ended 31 Mar 2022 £m

Underlying net interest income	3,535	3,643	3,394	3,190	2,945
Underlying other income1	1,257	1,128	1,171	1,185	1,182
Operating lease depreciation	(140)	(78)	(82)	(119)	(94)
Net income	4,652	4,693	4,483	4,256	4,033
Operating costs1	(2,170)	(2,356)	(2,145)	(2,112)	(2,059)
Remediation	(19)	(166)	(10)	(27)	(52)
Total costs	(2,189)	(2,522)	(2,155)	(2,139)	(2,111)
Underlying profit before impairment	2,463	2,171	2,328	2,117	1,922
Underlying impairment charge	(243)	(465)	(668)	(200)	(177)
Underlying profit	2,220	1,706	1,660	1,917	1,745
Restructuring	(12)	(11)	(22)	(23)	(24)
Volatility and other items1	52	(638)	(1,062)	(289)	(177)
Statutory profit before tax	2,260	1,057	576	1,605	1,544
Tax expense1	(619)	(75)	(82)	(303)	(399)
Statutory profit after tax	1,641	982	494	1,302	1,145

Banking net interest marginA	3.22%	3.22%	2.98%	2.87%	2.68%
Average interest-earning banking assetsA	£454.2bn	£453.8bn	£454.9bn	£451.2bn	£448.0bn

Cost:income ratioA,1	47.1%	53.7%	48.1%	50.3%	52.3%
Asset quality ratioA	0.22%	0.38%	0.57%	0.17%	0.16%
Return on tangible equityA,1	19.1%	11.0%	4.2%	13.0%	10.7%

Loans and advances to customers	£452.3bn	£454.9bn	£456.3bn	£456.1bn	£451.8bn
Customer deposits	£473.1bn	£475.3bn	£484.3bn	£478.2bn	£481.1bn
Loan to deposit ratioA	96%	96%	94%	95%	94%

Risk-weighted assets	£210.9bn	£210.9bn	£210.8bn	£209.6bn	£210.2bn
Tangible net assets per shareA,1	49.6p	46.5p	44.5p	51.4p	53.7p

2022 comparatives have been restated to reflect the impact of IFRS 17. See page 1.

BALANCE SHEET ANALYSIS

	At 31 Mar 2023 £bn	At 31 Mar 20221 £bn	Change %	At 31 Dec 2022 £bn	Change %

Loans and advances to customers
Open mortgage book	298.6	295.0	1	299.6
Closed mortgage book	8.9	13.7	(35)	11.6	(23)
Credit cards	14.4	13.8	4	14.3	1
UK Retail unsecured loans	9.0	8.2	10	8.7	3
UK Motor Finance	14.7	14.1	4	14.3	3
Overdrafts	1.0	1.0		1.0
Retail other2	14.2	11.5	23	13.8	3
Wealth	0.9	1.0	(10)	0.9
Small and Medium Businesses	36.4	41.9	(13)	37.7	(3)
Corporate and Institutional Banking	56.7	53.2	7	56.0	1
Central items3	(2.5)	(1.6)	(56)	(3.0)	17
Loans and advances to customers	452.3	451.8		454.9	(1)

Customer deposits
Retail current accounts	110.5	113.1	(2)	114.0	(3)
Retail relationship savings accounts	166.7	165.5	1	166.3
Retail tactical savings accounts	16.4	16.7	(2)	16.1	2
Wealth	12.9	15.1	(15)	14.4	(10)
Commercial Banking deposits	166.5	170.3	(2)	163.8	2
Central items	0.1	0.4	(75)	0.7	(86)
Total customer deposits	473.1	481.1	(2)	475.3

Total assets4	885.7	904.9	(2)	873.4	1
Total liabilities4	837.8	855.0	(2)	829.5	1

Ordinary shareholders’ equity4	40.6	44.2	(8)	38.4	6
Other equity instruments	7.1	5.5	29	5.3	34
Non-controlling interests	0.2	0.2		0.2
Total equity	47.9	49.9	(4)	43.9	9

Ordinary shares in issue, excluding own shares	66,396m	70,148m	(5)	66,944m	(1)

1
The portfolios shown reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 1.

2
Primarily Europe.

3
Includes central fair value hedge accounting adjustments. 31 March 2022 included a £200 million ECL central adjustment that was not allocated to specific portfolios. In the third quarter of 2022 this central adjustment was released.

4
2022 comparatives have been restated to reflect the impact of IFRS 17. See page 1.

GROUP RESULTS – STATUTORY BASIS

Summary income statement	Three months ended 31 Mar 2023 £m	Three months ended 31 Mar 20221 £m	Change %

Net interest income	3,434	2,899	18
Other income	5,875	(5,009)
Total income	9,309	(2,110)
Net financial income in respect of insurance and investment contracts	(4,501)	6,031
Total income, after net financial income in respect of insurance and investment contracts	4,808	3,921	23
Operating expenses	(2,306)	(2,200)	(5)
Impairment	(242)	(177)	(37)
Profit before tax	2,260	1,544	46
Tax expense	(619)	(399)	(55)
Profit for the period	1,641	1,145	43

Profit attributable to ordinary shareholders	1,510	1,010	50
Ordinary shares in issue (weighted-average – basic)	66,972m	70,862m	(5)
Basic earnings per share	2.3p	1.4p	0.9p

1
2022 comparatives have been restated to reflect the impact of IFRS 17. See page 1.

REVIEW OF PERFORMANCEA

Robust business performance, supporting continued strong capital generation

The Group’s statutory profit before tax for the first three months of 2023 was £2,260 million, £716 million higher than the same period in 2022. Higher income, partly offset by higher operating expenses and the impact of an increased impairment charge, led to an improved result. Statutory profit after tax was £1,641 million (three months to 31 March 2022: £1,145 million).

The Group’s underlying profit was £2,220 million, compared to £1,745 million in the prior year. Growth in net income was partly offset by higher operating costs and an increased impairment charge. Underlying profit before impairment for the period was up 28 per cent to £2,463 million, as a result of strong net income growth.

Net income of £4,652 million was up 15 per cent on the prior year, with higher net interest income and other income, partially offset by a continued low, albeit increasing charge for operating lease depreciation.

Net interest income of £3,535 million was up 20 per cent on the prior year, driven by a stronger banking net interest margin of 3.22 per cent (three months to 31 March 2022: 2.68 per cent, three months to 31 December 2022: 3.22 per cent) and higher average interest-earning banking assets. Relative to the prior year, the net interest margin benefitted from UK Bank Rate increases and structural hedge earnings from the rising rate environment, partly offset by lower mortgage margins. Average interest-earning banking assets were up 1 per cent compared to the first three months of 2022 at £454.2 billion, supported by growth in the open mortgage book, Retail unsecured and the European retail business. The Group continues to expect the banking net interest margin for 2023 to be greater than 305 basis points.

The Group manages the risk to earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 March 2023, the Group’s structural hedge had an approved capacity of £255 billion (31 December 2022: £255 billion). The nominal balance of the structural hedge was £255 billion at 31 March 2023 (31 December 2022: £255 billion) with a weighted-average duration of approximately three-and-a-half years (31 December 2022: approximately three-and-a-half years). The Group continues to review the stability and mix of underlying deposits and their eligibility for the structural hedge. The Group generated £0.8 billion of total gross income from structural hedge balances in the first three months of 2023, representing material growth over the prior year (three months to 31 March 2022: £0.6 billion).

REVIEW OF PERFORMANCE (continued)

Underlying other income of £1,257 million was 6 per cent higher compared to £1,182 million in the prior year. This reflected growth in Retail, Commercial Banking and Insurance, Pensions and Investments, partially offset by reduced income from the Group’s equity investment businesses. Retail other income was up 15 per cent on prior year, including improved Lex performance and increased credit card and current account activity, alongside a gain from the exit of legacy Retail mortgage loans. Commercial Banking other income was up 24 per cent versus the prior year, primarily reflecting improved trading conditions. Insurance, Pensions and Investments other income was 26 per cent higher than the prior year, through higher contractual service margin and risk adjustment releases to income from 2022 adjustments. The general insurance business contribution also increased, with benign weather in the first quarter of 2023 versus adverse weather experience in the comparative period of 2022. Other income from the Group’s equity investments businesses, including Lloyds Development Capital, was lower than the prior year, reflecting more normalised market conditions in the first quarter of 2023.

The Group delivered good organic growth in Insurance, Pensions and Investments and Wealth (reported within Retail) assets under administration (AuA), with combined £2 billion net new money in open book AuA over the period. In total, open book AuA currently stand at c.£165 billion.

Operating lease depreciation of £140 million increased by 49 per cent compared to the prior year, reflecting expected softening of used car prices and the impact of a recovering Lex fleet size.

Total costs of £2,189 million were 4 per cent higher than in the prior year, with increased operating costs of £2,170 million (up 5 per cent). This reflects higher planned strategic investment (expected to peak in 2023), new business costs and inflationary effects. The Group’s cost:income ratio for the first three months of 2023 was 47.1 per cent, compared to 52.3 per cent in the prior year. The Group maintains ongoing cost discipline, in part mitigating inflationary pressures. Consistent with guidance, operating costs are expected to be higher in 2023 at c.£9.1 billion (2022: £8.7 billion), given the Group’s planned strategic investment and inflationary effects, partially mitigated by continued cost efficiency.

In the first three months of 2023 the Group recognised remediation costs of £19 million in relation to pre-existing programmes (three months to 31 March 2022: £52 million). There have been no further charges relating to HBOS Reading since the year end and the provision held continues to reflect the Group’s best estimate of its full liability, albeit uncertainties remain. Following the FCA’s Motor Market review, the Group continues to receive complaints and is engaging with the Financial Ombudsman Service in respect of historical motor commission arrangements. The remediation and financial impact, if any, is uncertain.

Asset quality remains resilient with impairment levels low. Due to the ongoing inflationary pressures on affordability, the Group has observed modest increases in levels of new to arrears in some portfolios and flows to default, although levels remain at or below pre-pandemic experience. Underlying impairment was a net charge of £243 million (three months to 31 March 2022: £177 million), resulting in an asset quality ratio of 22 basis points. This charge is after a £79 million multiple economic scenarios (MES) credit (three months to 31 March 2022: £27 million charge), as a result of the slightly improved economic outlook in the first quarter. This reflects a pre-updated MES charge of £322 million in the period (three months to 31 March 2022: £150 million, three months to 31 December 2022: £383 million), equivalent to an asset quality ratio of 28 basis points. The increase reflects the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a more adverse economic outlook, as well as increased flows to default primarily driven by legacy UK mortgage portfolios and charges on existing Stage 3 clients in Commercial Banking.

Modest observed deterioration has translated to a small underlying net increase in Stage 3 balances within UK mortgages (when excluding the impact from the exit of £2.5 billion of legacy Retail mortgage loans). Unsecured flow to default rates are essentially flat. Stage 2 loans and advances to customers decreased to £60.9 billion (31 December 2022: £65.7 billion) largely as a result of the updated economic outlook, with 92 per cent of Stage 2 loans up to date (31 December 2022: 93 per cent). Stage 3 assets were £10.4 billion as at 31 March 2023 (31 December 2022: £10.8 billion). The Group continues to expect the asset quality ratio to be c.30 basis points in 2023.

Restructuring costs remain low at £12 million (three months to 31 March 2022: £24 million). Volatility and other items were a net gain of £52 million for the first three months of 2023 (three months to 31 March 2022: net loss of £177 million), comprising £92 million of positive market volatility and other statutory items, partly offset by £40 million relating to the amortisation of purchased intangibles and fair value unwind (three months to 31 March 2022: £57 million). Market volatility included positive banking volatility of £106 million. This compares to volatility losses during the first three months of 2022 of £120 million, largely resulting from negative insurance and banking contributions.

REVIEW OF PERFORMANCE (continued)

Tangible net assets per share as at the end of the quarter were 49.6 pence, up from 46.5 pence at 31 December 2022. This is as a result of accumulated profits, a reduction in shares from the ongoing ordinary share buyback, cash flow hedge reserve movements and pensions remeasurement.

The return on tangible equity for the first three months of 2023 was 19.1 per cent, reflecting the Group’s solid financial performance and positive market volatility in the first quarter (three months to 31 March 2022: 10.7 per cent). The Group continues to expect the return on tangible equity to be c.13 per cent in 2023. Earnings per share were 2.3 pence (three months to 31 March 2022: 1.4 pence).

The Group has commenced the share buyback programme announced in February 2023, with 0.8 billion shares repurchased as at 31 March 2023.

Balance sheet

Loans and advances to customers fell by £2.6 billion in the first three months of 2023 to £452.3 billion. This largely resulted from the exit of £2.5 billion of legacy Retail mortgage loans (including £2.1 billion in the closed mortgage book), an additional reduction of £0.6 billion in the open mortgage book and repayments of government-backed lending in Commercial Banking, partly offset by £1.2 billion growth in other Retail lending, principally unsecured.

Customer deposits at £473.1 billion decreased by £2.2 billion (0.5 per cent) since the end of 2022. The reduction in the first quarter included a decrease in Retail current account balances of £3.5 billion from seasonal customer outflows, including tax payments, higher spend and a more competitive market, including from UK Government National Savings and Investments offers and the Group’s own savings rates. This was partly offset by Commercial Banking deposit increases of £2.7 billion, including both targeted growth in Corporate and Institutional Banking and some short term placements which are expected to reverse in the second quarter. Retail savings increased slightly during the quarter, capturing some of the movements from elsewhere in the deposit base.

The Group has a strong and stable liquid asset portfolio held mainly in cash and government bonds, with all assets hedged for interest rate risk. The Group’s liquid assets continue to significantly exceed regulatory requirements and internal risk appetite, with a strong and stable liquidity coverage ratio of 143 per cent (31 December 2022: 144 per cent) and a strong net stable funding ratio of 129 per cent (31 December 2022: 130 per cent) as at 31 March 2023.

Capital

The Group’s CET1 capital ratio at 31 March 2023 was 14.1 per cent (31 December 2022: 14.1 per cent pro forma). On 1 January 2023 IFRS 9 static transitional relief came to an end and the transitional factor applied to IFRS 9 dynamic relief reduced by a further 25 per cent, resulting in an overall reduction in capital of 15 basis points. Excluding this, capital generation during the first quarter amounted to 52 basis points, primarily reflecting strong banking build, partially offset by the accelerated full year payment (£800 million) of fixed pension deficit contributions made to the Group’s three main defined benefit pension schemes. As usual, this represented an efficient utilisation of capital generated in the first quarter, whilst not altering the total contributions to be paid for the year under the current agreement with the Trustee. The Group has accrued a foreseeable ordinary dividend of 21 basis points, based upon a pro-rated amount of the 2022 full year dividend. The Group continues to expect 2023 capital generation to be c.175 basis points.

As previously announced, on 21 February 2023 the Group acquired Tusker, which together with its subsidiaries operates a vehicle management and leasing business. Approximately 18 basis points of available capital has been utilised for the acquisition.

Risk-weighted assets have remained flat during the first quarter at £211 billion at 31 March 2023. This largely reflected capital efficient securitisation activity and other optimisation, in addition to a reduction in threshold risk-weighted assets, offset by the growth in Retail unsecured lending and other movements. CRD IV model changes reflecting the revised regulatory standards introduced in 2022 remain subject to approval by the PRA with the resultant risk-weighted asset outcome dependent upon this. Further clarification is expected later this year. The Group expects an increase in risk-weighted assets from this clarification, however the Group’s 2024 risk-weighted assets guidance, provided in February, remains unchanged.

The current sum of the Group’s regulatory CET1 capital requirement and capital buffers remains at around 11 per cent. This is expected to increase to around 12 per cent from July 2023 due to the planned increase in the UK countercyclical capital buffer (CCyB) rate to 2 per cent, which will increase the Group’s CCyB rate to around 1.8 per cent in total. The Board’s view of the ongoing level of CET1 capital required to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent, plus a management buffer of around 1 per cent.

ADDITIONAL INFORMATION

CAPITAL GENERATION

Pro forma CET1 ratio as at 31 December 20221	14.1%
Phased unwind of IFRS 9 relief on 1 January 2023 (bps)	(15)
Pro forma CET1 ratio as at 1 January 2023	14.0%
Banking build (including impairment charge) (bps)	74
Risk-weighted assets (bps)	(5)
Fixed pension deficit contributions (bps)	(30)
Other movements (bps)	13
Capital generation (bps)	52
Tusker acquisition (bps)2	(18)
Ordinary dividends (bps)	(21)
CET1 ratio as at 31 March 2023	14.1%

1
31 December 2022 ratio reflects the dividend received from the Insurance business in February 2023 and the full impact of the ordinary share buyback.

2
Approximate, subject to the finalisation of the fair value of the individual assets and liabilities acquired including the associated identifiable intangible assets and goodwill.

IMPAIRMENT DETAIL

	Three months ended 31 Mar 2023 £m	Three months ended 31 Mar 20221 £m	Change %	Three months ended 31 Dec 2022 £m	Change %

Charges pre-updated MES2
Retail	271	149	(82)	253	(7)
Commercial Banking	53	1		121	56
Other	(2)	–		9
	322	150		383	16
Updated economic outlook
Retail	(66)	(10)		59
Commercial Banking	(13)	37		23
	(79)	27		82
Underlying impairment chargeA	243	177	(37)	465	48

Asset quality ratioA	0.22%	0.16%	6bp	0.38%	(16)bp

1
Impairment charges for Retail, Commercial Banking and Other reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 1.

Impairment charges excluding the impact from updated economic outlook taken each quarter.

ADDITIONAL INFORMATION (continued)

IMPAIRMENT DETAIL (continued)

Loans and advances to customers and expected credit loss allowance (underlying basis)A

At 31 March 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	259,801	42,977	6,243	309,021	13.9	2.0
Credit cards	11,457	3,301	302	15,060	21.9	2.0
Loans and overdrafts	8,524	1,776	254	10,554	16.8	2.4
UK Motor Finance	12,213	2,585	148	14,946	17.3	1.0
Other	14,407	618	156	15,181	4.1	1.0
Retail1	306,402	51,257	7,103	364,762	14.1	1.9
Small and Medium Businesses	30,261	5,059	1,619	36,939	13.7	4.4
Corporate and Institutional Banking	51,722	4,545	1,720	57,987	7.8	3.0
Commercial Banking	81,983	9,604	3,339	94,926	10.1	3.5
Equity Investments and Central Items2	(2,568)	–	6	(2,562)
Total gross lending	385,817	60,861	10,448	457,126	13.3	2.3
ECL allowance on drawn balances	(778)	(1,795)	(2,281)	(4,854)
Net balance sheet carrying value	385,039	59,066	8,167	452,272

Customer related ECL allowance (drawn and undrawn)
UK mortgages	147	577	768	1,492
Credit cards	182	454	121	757
Loans and overdrafts	191	350	130	671
UK Motor Finance3	94	83	78	255
Other	18	18	52	88
Retail1	632	1,482	1,149	3,263
Small and Medium Businesses	126	267	153	546
Corporate and Institutional Banking	156	223	979	1,358
Commercial Banking	282	490	1,132	1,904
Equity Investments and Central Items	–	–	4	4
Total	914	1,972	2,285	5,171

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	0.1	1.3	12.3	0.5
Credit cards	1.6	13.8	51.9	5.0
Loans and overdrafts	2.2	19.7	64.7	6.4
UK Motor Finance	0.8	3.2	52.7	1.7
Other	0.1	2.9	33.3	0.6
Retail1	0.2	2.9	16.5	0.9
Small and Medium Businesses	0.4	5.3	15.1	1.5
Corporate and Institutional Banking	0.3	4.9	57.0	2.3
Commercial Banking	0.3	5.1	41.5	2.0
Equity Investments and Central Items		–	66.7
Total	0.2	3.2	23.5	1.1

1
Retail balances exclude the impact of the HBOS acquisition-related adjustments.

2
Contains centralised fair value hedge accounting adjustments.

3
UK Motor Finance for Stages 1 and 2 include £94 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4
Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £69 million, Loans and overdrafts of £53 million, Small and Medium Businesses of £608 million and Corporate and Institutional Banking of £1 million.

ADDITIONAL INFORMATION (continued)

IMPAIRMENT DETAIL (continued)

Loans and advances to customers and expected credit loss allowance (underlying basis)A (continued)

At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	259,843	46,347	6,529	312,719	14.8	2.1
Credit cards	11,416	3,287	289	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	14,573	15.4	1.1
Other	13,990	643	157	14,790	4.3	1.1
Retail1	305,780	54,235	7,376	367,391	14.8	2.0
Small and Medium Businesses	30,781	5,654	1,760	38,195	14.8	4.6
Corporate and Institutional Banking	49,728	5,839	1,611	57,178	10.2	2.8
Commercial Banking	80,509	11,493	3,371	95,373	12.1	3.5
Equity Investments and Central Items2	(2,972)	–	6	(2,966)
Total gross lending	383,317	65,728	10,753	459,798	14.3	2.3
ECL allowance on drawn balances	(700)	(1,936)	(2,263)	(4,899)
Net balance sheet carrying value	382,617	63,792	8,490	454,899

Customer related ECL allowance (drawn and undrawn)
UK mortgages	92	681	817	1,590
Credit cards	173	477	113	763
Loans and overdrafts	185	367	126	678
UK Motor Finance3	95	76	81	252
Other	16	18	52	86
Retail1	561	1,619	1,189	3,369
Small and Medium Businesses	129	271	149	549
Corporate and Institutional Banking	144	231	925	1,300
Commercial Banking	273	502	1,074	1,849
Equity Investments and Central Items	–	–	4	4
Total	834	2,121	2,267	5,222

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	–	1.5	12.5	0.5
Credit cards	1.5	14.5	50.9	5.1
Loans and overdrafts	2.2	21.4	64.6	6.6
UK Motor Finance	0.8	3.4	52.6	1.7
Other	0.1	2.8	33.1	0.6
Retail1	0.2	3.0	16.4	0.9
Small and Medium Businesses	0.4	4.8	12.9	1.5
Corporate and Institutional Banking	0.3	4.0	57.5	2.3
Commercial Banking	0.3	4.4	38.9	2.0
Equity Investments and Central Items		–	66.7
Total	0.2	3.2	22.6	1.1

1
Retail balances exclude the impact of the HBOS acquisition-related adjustments.

2
Contains centralised fair value hedge accounting adjustments.

3
UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4
Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £52 million, Small and Medium Businesses of £607 million and Corporate and Institutional Banking of £1 million.

ADDITIONAL INFORMATION (continued)

IMPAIRMENT DETAIL (continued)

Total ECL allowance by scenario

The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths.

Underlying basisA	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

At 31 March 2023	5,221	3,814	4,531	5,704	10,062
At 31 December 2022	5,284	3,903	4,593	5,773	10,032

Base case and MES economic assumptions

The Group’s updated base case scenario has three conditioning assumptions: first, the war in Ukraine remains contained within its borders; second, the financial stress emerging from some weak bank/insurer business models in the context of rising bond yields does not become systemic; and third, the Bank of England accommodates above-target inflation in the medium term, recognising the economic costs and financial stability risks that might arise from a rapid return to the two per cent target.

Based on these assumptions and incorporating the economic data published in the first quarter for 2023, the Group’s base case scenario is for a mild contraction in economic activity and a modest rise in the unemployment rate alongside declines in residential and commercial property prices, following increases in UK Bank Rate in response to persistent inflationary pressures. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

UK economic assumptions – base case scenario by quarter

Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 31 March 2023	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%

Gross domestic product	(0.2)	(0.2)	(0.3)	0.1	0.3	0.5	0.4	0.4
Unemployment rate	3.9	4.2	4.4	4.7	4.9	4.9	5.0	5.0
House price growth	0.4	(5.1)	(7.5)	(5.3)	(6.8)	(5.4)	(3.1)	(1.2)
Commercial real estate price growth	(19.3)	(21.9)	(17.8)	(2.8)	(1.3)	(0.8)	(0.7)	(0.3)
UK Bank Rate	4.25	4.25	4.25	4.25	4.00	3.75	3.50	3.50
CPI inflation	10.0	7.2	5.3	3.2	3.0	2.8	3.3	3.2

UK economic assumptions – scenarios by year

Key annual assumptions made by the Group are shown below. Gross domestic product and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

ADDITIONAL INFORMATION (continued)

IMPAIRMENT DETAIL (continued)

At 31 March 2023	2023%	2024%	2025%	2026%	2027%	2023-2027 average %

Upside
Gross domestic product	0.6	1.8	1.9	1.8	1.7	1.5
Unemployment rate	3.0	2.8	2.9	2.9	3.0	2.9
House price growth	(3.1)	4.9	7.1	5.9	4.8	3.8
Commercial real estate price growth	6.9	3.3	2.4	3.2	3.2	3.8
UK Bank Rate	4.88	5.36	5.11	5.15	5.16	5.13
CPI inflation	6.5	3.4	3.4	3.3	4.0	4.1

Base case
Gross domestic product	(0.6)	0.8	1.8	1.8	1.7	1.1
Unemployment rate	4.3	4.9	5.0	4.7	4.6	4.7
House price growth	(5.3)	(1.2)	1.0	2.0	2.8	(0.2)
Commercial real estate price growth	(2.8)	(0.3)	1.4	2.7	3.2	0.8
UK Bank Rate	4.25	3.69	3.25	3.25	3.25	3.54
CPI inflation	6.4	3.1	2.6	2.1	2.5	3.3

Downside
Gross domestic product	(1.8)	(0.6)	1.6	1.8	1.7	0.5
Unemployment rate	5.6	7.3	7.3	6.9	6.6	6.7
House price growth	(7.2)	(7.2)	(5.8)	(2.5)	0.4	(4.5)
Commercial real estate price growth	(11.6)	(6.1)	(1.2)	0.6	2.3	(3.3)
UK Bank Rate	3.60	1.84	1.18	1.13	1.11	1.77
CPI inflation	6.5	2.9	1.8	0.8	0.9	2.6

Severe downside
Gross domestic product	(3.4)	(1.8)	1.2	1.6	1.7	(0.2)
Unemployment rate	7.6	10.4	10.3	9.7	9.1	9.4
House price growth	(9.6)	(15.4)	(14.7)	(8.8)	(3.0)	(10.4)
Commercial real estate price growth	(24.1)	(14.4)	(8.8)	(2.1)	2.6	(9.9)
UK Bank Rate – modelled	2.63	0.21	0.04	0.03	0.02	0.59
UK Bank Rate – adjusted1	5.94	6.25	3.81	3.25	3.25	4.50
CPI inflation – modelled	6.4	2.4	0.6	(1.0)	(1.2)	1.4
CPI inflation – adjusted1	11.7	9.5	5.2	4.5	4.0	7.0

Probability-weighted
Gross domestic product	(0.9)	0.4	1.7	1.8	1.7	0.9
Unemployment rate	4.6	5.6	5.6	5.3	5.2	5.2
House price growth	(5.6)	(2.6)	(0.8)	0.7	2.1	(1.3)
Commercial real estate price growth	(4.7)	(2.4)	(0.1)	1.8	2.9	(0.5)
UK Bank Rate – modelled	4.08	3.29	2.86	2.86	2.86	3.19
UK Bank Rate – adjusted1	4.41	3.89	3.24	3.18	3.18	3.58
CPI inflation – modelled	6.5	3.1	2.4	1.8	2.1	3.2
CPI inflation – adjusted1	7.0	3.8	2.8	2.3	2.6	3.7

1
The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern.

ADDITIONAL INFORMATION (continued)

IMPAIRMENT DETAIL (continued)

Period end and average LTVs across the Retail mortgage portfolios – underlying basisA

At 31 March 2023	Mainstream %	Buy-to-let %	Specialist %	Total %

Less than 60 per cent	58.6	69.3	85.3	60.8
60 per cent to 70 per cent	18.7	21.4	8.7	19.0
70 per cent to 80 per cent	13.8	9.1	2.5	12.8
80 per cent to 90 per cent	6.7	0.1	1.2	5.5
90 per cent to 100 per cent	2.1	0.0	1.0	1.8
Greater than 100 per cent	0.1	0.1	1.3	0.1
Total	100.0	100.0	100.0	100.0
Average loan to value1:
Stock of residential mortgages	41.6	47.3	35.1	42.3
New residential lending	59.4	54.7	n/a	59.0

At 31 December 2022
Less than 60 per cent	60.3	71.6	86.0	62.8
60 per cent to 70 per cent	19.1	20.3	7.9	19.0
70 per cent to 80 per cent	13.2	7.7	2.5	12.1
80 per cent to 90 per cent	5.7	0.2	1.2	4.7
90 per cent to 100 per cent	1.6	0.1	1.0	1.3
Greater than 100 per cent	0.1	0.1	1.4	0.1
Total	100.0	100.0	100.0	100.0
Average loan to value1:
Stock of residential mortgages	40.9	46.8	35.0	41.6
New residential lending	62.3	58.1	n/a	61.7

1
Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances; the balances exclude the impact of HBOS acquisition adjustments.

Commercial Banking UK Direct Real Estate

Commercial Banking UK Direct Real Estate (CRE) committed drawn lending stood at £11.0 billion at 31 March 2023 (net of £4.2 billion exposures subject to protection through Significant Risk Transfer (SRT) securitisations), stable on 31 December 2022.

The portfolio is well-positioned and proactively managed. Lending continues to be heavily weighted towards investment real estate (c.90 per cent) rather than development. Of these investment exposures, c.95 per cent have an LTV of less than 70 per cent, with an average LTV of 44 per cent. The average interest cover ratio was 4.1 times, with 84 per cent having interest cover of above 2 times. The portfolio is well diversified with no speculative development lending. Approximately 47 per cent of exposures relate to commercial real estate, including c.14 per cent secured by office assets, c.10 per cent by retail assets and c.11 per cent by industrial assets. Approximately 51 per cent of the portfolio relates to residential real estate.

ADDITIONAL INFORMATION (continued)

INTEREST RATE SENSITIVITY

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 March 2023, the Group’s structural hedge had an approved capacity of £255 billion (stable on 31 December 2022) and a nominal balance of £255 billion, including a portion of the c.£60 billion net deposit growth since the start of the coronavirus pandemic.

Illustrative cumulative impact of parallel shifts in interest rate curve1

The table below shows the banking book net interest income sensitivity to an instantaneous parallel increase in interest rates. Sensitivities reflect shifts in the interest rate curve. The marginal reduction in Year 1 sensitivity compared to the year-end and half-year is driven by structural hedge maturity reinvestment schedule in future periods. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined.

The following assumptions have been applied:

●
Instantaneous parallel shift in interest rate curve, including UK Bank Rate

●
Balance sheet remains constant

●
Illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, which could be different in practice

	Year 1£m	Year 2£m	Year 3£m

+50bps	c.300	c.525	c.800
+25bps	c.150	c.250	c.400
-25bps	(c.200)	(c.250)	(c.400)

1
Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 31 March 2023 balance sheet position.

FUNDING AND LIQUIDITY

	At 31 Mar 2023	At 31 Mar 2022	At 31 Dec 2022

Liquidity coverage ratio1	143%	138%	144%
High Quality Liquid Assets2	£140.5bn	£144.2bn	£144.7bn

Net stable funding ratio3	129%		130%

1
The liquidity coverage ratio and its components are calculated as simple averages of month-end observations over the previous 12 months.

2
The vast majority (97 per cent) of High Quality Liquid Assets (HQLA) consist of LCR Level 1 assets, with Level 1 assets primarily held in central bank reserves and UK government bonds. HQLA is calculated as a simple average of month-end observations over the previous 12 months.

Net stable funding ratio is disclosed for the first time and is based on an average of the four previous quarters.

The liquidity coverage ratio remains strong and stable at 143 per cent as at 31 March 2023 (31 December 2022: 144 per cent). The net stable funding ratio is strong at 129 per cent (31 December 2022: 130 per cent). High Quality Liquid Assets have reduced to £140.5 billion, from £144.7 billion at 31 December 2022. In addition to the Group’s reported High Quality Liquid Assets, the Group maintains borrowing capacity at central banks which averaged £74 billion in the 12 months to 31 March 2023.

ADDITIONAL INFORMATION (continued)

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation, which remain unchanged since the year-end, is set out on pages 31 to 35 of the Group’s 2022 Results news release.

	Three months ended 31 Mar 2023	Three months ended 31 Mar 2022

Banking net interest marginA
Underlying net interest income (£m)	3,535	2,945
Remove non-banking underlying net interest expense (£m)	76	20
Banking underlying net interest income (£m)	3,611	2,965

Statutory net loans and advances to customers (£bn)	452.3	451.8
Add back expected credit loss allowance (drawn) (£bn)	4.5	3.9
Acquisition related fair value adjustments (£bn)	0.3	0.4
Underlying gross loans and advances to customers (£bn)	457.1	456.1
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(7.8)	(6.3)
Other (£bn)	5.7	1.5
Interest-earning banking assets (£bn)	455.0	451.3
Averaging (£bn)	(0.8)	(3.3)
Average interest-earning banking assets (£bn)A	454.2	448.0

Banking net interest marginA	3.22%	2.68%

	Three months ended 31 Mar 2 023	Three months ended 31 Mar 2022

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)1	1,510	1,010

Average shareholders’ equity (£bn)1	39.5	44.7
Remove average intangible assets (£bn)	(7.5)	(6.4)
Average tangible equity (£bn)	32.0	38.3

Return on tangible equityA,1	19.1%	10.7%

1
2022 comparatives have been restated to reflect the impact of IFRS 17. See page 1.

KEY DATES

Annual General Meeting	18 May 2023
Final 2022 dividend paid	23 May 2023
2023 Half-year results	26 July 2023
Q3 2023 Interim Management Statement	25 October 2023

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2023. Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2023 to the three months ended 31 March 2022, and the balance sheet analysis compares the Group balance sheet as at 31 March 2023 to the Group balance sheet as at 31 December 2022. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript ‘A’ throughout this document. Further information on these measures is set out on page 1. Unless otherwise stated, commentary on page 1 is given on an underlying basis. The Group’s Q1 2023 Interim Pillar 3 Report can be found at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

Implementation of IFRS 17: The Group adopted the IFRS 17 Insurance Contracts accounting standard from 1 January 2023. IFRS 17 does not require that comparatives are restated other than for the year, including interim periods, immediately prior to adoption. The Group has selected a transition date of 1 January 2022 and, as permitted by IFRS 17, will not restate comparatives for earlier periods. Further information on the impact of this change is set out in the Group’s IFRS 17 Transition Document, which was published on 4 April 2023 and can be found at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

Segmental information: On 1 July 2022 the Group adopted a new organisation structure, aligned to our strategic objectives and our existing three customer-facing divisions. Disclosure will continue to be based on these three divisions, reflecting the basis on which management runs the Group. To reflect the new organisation structure, the Group migrated certain business units between these divisions, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail. Comparatives have been represented accordingly. Total Group figures are unaffected by this change.

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; market related risks, trends and developments; exposure to counterparty risk; instability in the global financial markets, including within the Eurozone, and as a result of the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; risks related to the uncertainty surrounding the integrity and continued existence of reference rates; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions), including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Edward Sands

Director of Investor Relations

020 7356 1585

edward.sands@lloydsbanking.com

Nora Thoden

Director of Investor Relations – ESG

020 7356 2334

nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw

External Relations Director

020 7356 2362

grant.ringshaw@lloydsbanking.com

Matt Smith

Head of Media Relations

020 7356 3522

matt.smith@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 03 May 2023